Exhibit 99.1

ABN 82 010 975 612

APPENDIX 4D – INTERIM FINANCIAL REPORT

RESULTS FOR ANNOUNCEMENT TO THE MARKET

Appendix 4D item 2.1
Revenue from ordinary activities.	Increased 33.9% from previous corresponding period to $1,901,548.
Appendix 4D item 2.2
Profit (loss) from ordinary activities after tax attributable to members.	Loss decreased 23% from previous corresponding period to $1,509,380.
Appendix 4D item 2.3
Net profit (loss) for the period attributable to members.	Loss decreased 23% from previous corresponding period to $1,509,380.
Appendix 4D item 2.4 and 2.5
The amount per security and franked amount per security of final and interim dividends.

No dividends have been paid or declared during the period and the directors do not recommend the payment of a dividend in respect of the half-year ended 31 December 2012. Dividends are not expected to be paid or declared in the immediate term.

Appendix 4D item 2.6
A brief explanation of any figures in 2.1 to 2.4 necessary to enable the figures to be understood.	See attached Directors’ Report for an explanation of items 2.1, 2.2 and 2.3.
Appendix 4D item 3
Net tangible assets per security.	2012: 16.81 cents 2011: 28.94 cents
Appendix 4D item 4.1	N/A
Entities over which control has been gained.

Appendix 4D item 4.2	N/A
The date of the gain of control.
Appendix 4D item 4.3	N/A
Contribution to profit from ordinary activities.
Appendix 4D item 9 Audit Report Emphasis of matter	An emphasis of matter has been included in the independent auditor’s review report in relation to the entity’s ability to continue as a going concern.

Appendix 4D items 5, 6, 7, and 8 are not applicable.

Half-year Financial Report 31 December 2012

Financial Report
For the half-year ended 31 December 2012

ASX HALF-YEAR INFORMATION – 31 December 2012

Lodged with the ASX under Listing Rule 4.2A. This report should be read in conjunction with Progen Pharmaceuticals Limited’s 30 June 2012 Annual Report.

Half-year Financial Report 31 December 2012

Contents

DIRECTORS’ REPORT		4
AUDITOR INDEPENDENCE		7
STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME		8
STATEMENT OF FINANCIAL POSITION		9
STATEMENT OF CHANGES IN EQUITY		10
STATEMENT OF CASH FLOWS		11
NOTES TO THE FINANCIAL STATEMENTS		12
1.	CORPORATE INFORMATION	12
2.	BASIS OF PREPARATION	12
3.	OPERATING SEGMENTS	13
4.	REVENUE AND EXPENSES	15
5.	TRADE AND OTHER PAYABLES	16
6.	ISSUED CAPITAL	16
7.	SUBSEQUENT EVENTS	16
8.	CONTINGENT LIABILITIES AND ASSETS	16
DIRECTORS’ DECLARATION		17
INDEPENDENT AUDITOR’S REVIEW REPORT		18

Half-year Financial Report 31 December 2012

DIRECTORS’ REPORT

The Board of Directors of Progen Pharmaceuticals Limited and its controlled entities (‘Progen’ or ‘the Company’) present their report on the Company for the half-year ended 31 December 2012.

Directors

The names of the company’s directors in office during the half-year and until the date of this report are as below.

Mr Stuart James	(Non-Executive Chairman)
Mr Heng Hsin Tang	(Non-Executive Director)
Dr Woei-Jia Jiang	(Non-Executive Director)

Officers
Mr Paul Dixon	(Company Secretary, resigned 12 October 2012)
Mr Blair Lucas	(Company Secretary, appointed 21 August 2012)

Significant Changes in the State of Affairs

1.   Epi Pharmaceuticals Dissolution

In 2011, Epi Pharmaceuticals Inc, was established to hold Progen’s divested epigenetic and cell proliferation assets following the Board’s decision to focus on dual mechanism anti-angiogenesis compounds. Following an unsuccessful two-year search to provide ongoing funding to support and develop these epigenetic and cell proliferation assets, the Directors and Shareholders of Epi Pharmaceuticals, where Progen holds a 43% ownership interest, resolved to dissolve the company. A Certificate of Dissolution was filed with the Delaware Division of Corporations on 30 October 2012.

2.   PG545 Termsheet/License

On 28 December 2012 Progen signed a confidential binding term sheet (“Term Sheet”) for a License with Medigen Biotechnology Corporation (Taipei, Taiwan). The License relates to the development and commercialisation of PG545 for the prevention and treatment of Hepatocellular Carcinoma and Non-Oncology indications globally. Before the License can proceed, the parties still need to execute a formal License Agreement. The specific terms of the Term Sheet for the License Agreement are in line with industry standards but are commercial in confidence. The Directors expect to enter into the License Agreement in early 2013. Progen retains the remaining oncology rights to PG545. Progen received an upfront payment pertaining to the License upon the execution of the Term Sheet.

There were no other significant changes to the Company’s operations during the half-year.

Review of Operations

The loss for the six months ended 31 December 2012 was $1,509,380 compared to a loss of $1,961,799 for the six months ended 31 December 2011. The variance is primarily due to a decrease in research and development expenditure of $408,370 and an administrative savings of $424,097. The increase in revenue of the manufacturing division of $581,293 also contributed to the result.

Research and Development

During the half-year ended 31 December 2012, research and development expenditure fell by $408,370 to $462,403 compared to the prior corresponding period. This is primarily due to staff redundancies and significant reduction in clinical trial costs. In 2011, costs relating to the completion of the PG11047 Phase is monotherapy study and winding down costs were incurred.

The primary activity of this division is the pre-clinical and clinical development of the Company’s anti-cancer drug candidates. A summary of our major product categories appears below:

Half-year Financial Report 31 December 2012

DIRECTORS’ REPORT (continued)

Dual Mechanism Oncology Products

PG545

PG545 is a small molecule heparan sulphate mimetic and is a fully synthetic single chemical entity. PG545 inhibits growth factor signalling and heparanase activity, displaying potent anti-tumour and anti-metastatic activity in pre-clinical models.

In parallel with the termsheet/licence being executed with Medigen Biotechnology Co. on certain rights, Progen plans to develop PG545 for oncology indications excluding Hepatocellular Carcinoma. Subject to the availability of capital and positive results from the pre-clinical GLP toxicology study currently being undertaken, Progen will seek to commence a Phase 1 clinical trial to test the safety and tolerability of PG545 using the intravenous route of administration during 2013.

PI-88

PI-88 is a multi-target cancer therapeutic in late stage development which inhibits both angiogenesis (tumour promoting) factors such as Vascular Endothelial Growth Factor (VEGF), Fibroblast Growth Factors (FGF) 1 and 2, and heparanase, an enzyme implicated in metastasis (tumour spread).

In 2010, Progen licenced the worldwide oncology rights of PI-88 to Medigen Biotechnology Corporation (Taipei, Taiwan) to complete product development and commercialisation.

Medigen are currently conducting a randomised, placebo-controlled, multinational Phase III PATRON trial designed to confirm the efficacy and safety of PI-88 in the adjuvant treatment of hepatocellular carcinoma.

To date, Progen has received two milestone payments pertaining to Medigen’s progressing the development of PI-88.

Corporate and Administration

Interest income decreased 48.5% from the previous corresponding period to $95,148, due to the reduced cash equivalents available for investment due to operating losses sustained during 2012.

Corporate and administration expenses decreased 32.7% from the previous corresponding period to $874,147, following reduced consultancy, director’s fees and some redundancies. Due to redundancies, cost of options that vested immediately were recognised in 2011.

Other Expenses and Foreign Exchange

Foreign exchange losses of $17,212 were incurred, down from gains of $77,422 in the previous corresponding period. This is due mainly to reduced foreign currency transactions coupled by a weakening Australian Dollar against the US Dollar during the half-year ending 31 December 2012.

Liquidity and Cash Resources

At 31 December 2012 cash assets and short-term investments amounted to $4,232,477 compared to $5,023,130 at 30 June 2012.

Half-year Financial Report 31 December 2012

DIRECTORS’ REPORT (continued)

PharmaSynth

Progen’s biopharmaceutical contract manufacturing subsidiary, PharmaSynth Pty Ltd, recorded revenues of $1,306,400, representing an 80% increase over the previous corresponding period. This increase was primarily due to an increase in the value of manufacturing contracts obtained during 2012 than in 2011. PharmaSynth recorded a loss of $530,698 for the half-year ended 31 December 2012, compared to a loss of $352,586 for the prior corresponding period.

Rounding of Amounts

For the half year ended 31 December 2012 the Group no longer meets the requirements under ASIC Class Order 98/100 to apply rounding to the nearest $1,000. As a result the amounts contained in the financial report have been rounded to the nearest dollar. The 2011 comparatives have been adjusted to reflect this rounding.

Auditor Independence

The independence declaration of the Company’s auditors is on page 7 and forms part of this report.

This report has been made in accordance with a resolution of directors.

Stuart James Chairman

Brisbane, 27 February 2013

Tel: +61 7 3237 5999	Level 18, 300 Queen St
Fax: +61 7 3221 9227	Brisbane QLD 4000,
www.bdo.com.au	GPO Box 457 Brisbane QLD 4001 Australia

DECLARATION OF INDEPENDENCE BY A S LOOTS TO THE DIRECTORS OF PROGEN PHARMACEUTICALS LIMITED

As lead auditor for the review of Progen Pharmaceuticals Limited for the half-year ended 31 December 2012, I declare that to the best of my knowledge and belief, there have been:

•                       no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

•                       no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Progen Pharmaceuticals Limited and the entities it controlled during the period.

A S Loots

Director

BDO Audit Pty Ltd

Brisbane, 27 February 2013

BDO Audit Pty Ltd ABN 33 134 022 870 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation (other than for the acts or omissions of financial services licensees) in each State or Territory other than Tasmania.

Half-year Financial Report 31 December 2012

STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the half-year ended 31 December 2012

		Consolidated

		31 December	31 December
		2012	2011
	Note	$	$

Revenue	4(a)	1,806,400	1,235,467

Cost of sales
Cost of sales		(1,320,198)	(531,362)

Gross profit		486,202	704,105

Other income	4(b)	104,132	202,827

Expenses
Research and development expenses		(462,403)	(870,773)
Manufacturing facility expenses		(516,900)	(546,332)
Administrative and corporate expenses		(874,147)	(1,298,244)
Finance costs		-	(4,520)
Other expenses		(246,264)	(148,862)

		(2,099,714)	(2,868,731)

Loss before income tax expense	4	(1,509,380)	(1,961,799)

Income tax expense		-	-

NET LOSS FOR THE PERIOD		(1,509,380)	(1,961,799)

Other comprehensive income
Items that may be reclassified to profit or loss:
Foreign currency translation		(228)	(1,948)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(1,509,608)	(1,963,747))

Basic and diluted loss per share (cents per share)		(6.11)	(7.94)

The accompanying notes form an integral part of this Statement of Profit or Loss and Other Comprehensive Income.

Half-year Financial Report 31 December 2012

STATEMENT OF FINANCIAL POSITION

As at 31 December 2012

		Consolidated

		31 December	30 June
		2012	2012
	Note	$	$

ASSETS

Current assets
Cash and cash equivalents	10	4,117,477	1,834,442
Held to maturity investments		115,000	3,188,688
Trade and other receivables		567,405	1,837,115
Prepayments		260,723	116,937
Total current assets		5,060,605	6,977,182

Non-current assets
Other assets		13,000	13,000
Prepayments		77,995	95,327
Property, plant and equipment		230,482	290,463
Total non-current assets		321,477	398,790

TOTAL ASSETS		5,382,082	7,375,972

LIABILITIES

Current liabilities
Trade and other payables	5	852,357	1,355,678
Provisions		207,082	188,525
Total current liabilities		1,059,439	1,544,203

Non-current liabilities
Provisions		166,644	158,767
Total non-current liabilities		166,644	158,767

TOTAL LIABILITIES		1,226,083	1,702,970

NET ASSETS		4,155,999	5,673,002

EQUITY
Contributed equity	6	152,217,594	152,217,594
Reserves		3,552,100	3,559,723
Accumulated losses		(151,613,695)	(150,104,315)

TOTAL EQUITY		4,155,999	5,673,002

The accompanying notes form an integral part of this Statement of Financial Position.

Half-year Financial Report 31 December 2012

STATEMENT OF CHANGES IN EQUITY

For the half-year ended 31 December 2012

	Contributed equity	Accumulated losses	Employee option reserve $	Foreign currency translation	Total
Consolidated	$	$		$	$

At 1 July 2011	152,217,594	(146,663,917)	3,364,899	72,897	8,991,473
Loss for the period	-	(1,961,799)	-	-	(1,961,799)
Other Comprehensive Income	-	-	-	(1,948)	(1,948)
Total Comprehensive Income for the period	-	(1,961,799)	-	(1,948)	(1,963,747)
Share-based payments to employees	-	-	123,853	-	123,853
At 31 December 2011	152,217,594	(148,625,917)	3,488,752	70,949	7,151,579

At 1 July 2012	152,217,594	(150,104,315)	3,488,752	70,971	5,673,002
Loss for the period	-	(1,509,380)	-	-	(1,509,380)
Other Comprehensive Income	-	-	-	(228)	(228)
Total Comprehensive Income for the period	-	(1,509,380)	-	(228)	(1,509,608)
Share-based payments to employees	-	-	(7,395)	-	(7,395)
At 31 December 2012	152,217,594	(151,613,695)	3,481,357	70,743	4,155,999

The accompanying notes form an integral part of this Statement of Changes in Equity.

Half-year Financial Report 31 December 2012

STATEMENT OF CASH FLOWS

For the half-year ended 31 December 2012

	Consolidated
	31 December	31 December
	2012	2011

	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers	3,030,457	1,349,844
Payments to suppliers, employees and others	(3,943,928)	(4,288,080)
Interest received	149,785	220,165
Finance costs	(2,353)	(4,520)
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(766,039)	(2,722,591)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from short term investments	3,073,688	4,000,000
Purchase of plant and equipment	(13,973)	(18,902)
NET CASH FLOWS PROVIDED BY INVESTING ACTIVITIES	3,059,715	3,981,098

Net increase in cash held	2,293,676	1,258,507
Net foreign exchange differences	(10,641)	(147,696)
Cash and cash equivalents at the beginning of period	1,834,442	6,332,589
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	4,117,477	7,443,400

The accompanying notes form an integral part of this Statement of Cash Flows.

Half-year Financial Report 31 December 2012

NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 31 December 2012

1.             CORPORATE INFORMATION

The half-year consolidated financial report for Progen Pharmaceuticals Limited and its controlled entities (‘Progen’ or ‘the Company’) for the period ended 31 December 2012 was authorised for issue in accordance with a resolution of the directors on 27 February 2013.

Progen Pharmaceuticals Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange and the OTCQB Market under the ticker symbols PGL and PGLA respectively.

The nature of the operations and principal activities of the Company are described in Note 3.

2.             BASIS OF PREPARATION

This general purpose interim financial report for the half year ended 31 December 2012 has been prepared in accordance with AASB 134 Interim Financial Reporting and the Corporations Act 2001. The interim financial report does not include all of the information required for a full annual financial report, and should be read in conjunction with the annual report of the Company for the year ended 30 June 2012 and any public announcements made by Progen Pharmaceuticals Limited during the interim reporting period.

The accounting policies and methods of computation applied in this interim financial report are consistent with those applied in the previous financial year and the corresponding interim reporting period. The Company has adopted all of the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board that is relevant to its operations and effective for the current reporting period. This adoption has not resulted in any changes to the Company’s accounting policies and has no effect on the amounts reported in the current and prior periods. Where necessary the comparative information has been reclassified to achieve consistency in disclosure with current financial year amounts and other disclosures.

Going Concern

The consolidated entity incurred a net loss of $1,509,380 for the 6 month period ended 31 December 2012. As at 31 December 2012 the consolidated entity has cash reserves (including term deposits) of $4,232,477, net current assets of $4,001,166 and net assets of $4,155,999. Current cash inflows are not sufficient to continue to fund operations and based on current and projected expenditure levels required to meet minimum commitments and operating expenses, management contemplates a capital raising may be required to continue to fund operations.

The ability of the consolidated entity to continue as a going concern is principally dependent upon one or more of the following:

•                  the ability of the company to raise additional capital in the form of equity and/or government sponsored research;

•                  the continued support of current shareholders; and

•                  the ability to successfully develop and extract value from its projects that are under development.

These conditions give rise to material uncertainty which may cast significant doubt over the consolidated entity’s ability to continue as a going concern.

The directors believe that the going concern basis of preparation is appropriate due to the following reasons:

•                  To date the consolidated entity has funded its activities through issuance of equity securities and it is expected that the consolidated entity will be able to fund its future activities through further issuances of equity securities;

Half-year Financial Report 31 December 2012

2.             BASIS OF PREPARATION (continued)

Going Concern (continued)

•                  Subsequent to 31 December 2012, the company received the Research and Development Tax Incentive refund of $723,277 relating to the 2012 financial year. The Research and Development Tax Incentive Scheme replaced the Research and Development Tax Concession from July 2011 to provide targeted research and development tax offsets designed to encourage more companies to engage in research and development. This new scheme provides for cash refunds in certain circumstances. The company expects to receive refunds under this new tax legislation on a continuing annual basis; and

•                  The directors believe there is sufficient cash available for the consolidated entity to continue operating until it can raise sufficient further capital to fund its ongoing activities.

Should the consolidated entity be unable to continue as a going concern, it may be required to realise its assets and extinguish its liabilities other than in the ordinary course of business, and at amounts that differ from those stated in the financial statements.

This financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities and appropriate disclosures that may be necessary should the consolidated entity be unable to continue as a going concern.

3.             OPERATING SEGMENTS

The Company operates in the biotechnology industry. The Company’s activities comprise the research, development, and manufacture of biopharmaceuticals. The operating segments are identified by executive management (chief operating decision makers) based on the nature of the activity.

The operating segments are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets. There are no intersegment transactions.

	Research & Development	Manufacturing	Total
31 December 2012	$	$	$

Operating revenue
Sales to external customers	-	1,306,400	1,306,400
Total segment revenue	-	1,306,400	1,306,400

Unallocated revenue			500,000
Total revenue			1,806,400

Segment result	(462,403)	(530,698)	(993,101)

Unallocated revenue (license, interest & other income)			604,132
Corporate and administrative costs			(874,147)
Other expenses			(246,264)
Operating loss			(1,509,380)

Half-year Financial Report 31 December 2012

3.             OPERATING SEGMENTS (continued)

	Research & Development	Manufacturing	Total
31 December 2012	$	$	$

Assets
Segment assets	88,153	696,110	784,263
Cash and cash equivalents / held to maturity investments			4,232,477
Other assets			365,342
Total assets			5,382,082

31 December 2011

Operating revenue
Sales to external customers	-	725,107	725,107
Total segment revenue	-	725,107	725,107

Unallocated revenue			510,360
Total revenue			1,235,467

Segment result	(870,773)	(352,586)	(1,223,359)

Unallocated revenue (license, interest & other income)			713,187
Corporate and administrative costs			(1,298,344)
Other expenses			(153,383)
Operating loss			(1,961,799)

30 June 2012

Assets
Segment assets	143,396	1,884,373	2,027,769
Cash and cash equivalents / held to maturity investments			5,023,130
Other assets			325,073
Total assets			7,375,972

Half-year Financial Report 31 December 2012

4.             REVENUE AND EXPENSES

Loss for the period includes the following specific items:

	31 December	31 December
	2012	2011
	$	$
Revenue

(a) Revenue
License fee	500,000	510,360
Manufacturing	1,306,400	725,107
	1,806,400	1,235,467
(b) Other income
Interest	95,148	184,637
Other	8,984	18,190
	104,132	202,827

Expenses

Foreign exchange gains (losses):
Realised	(27,625)	223,099
Unrealised	10,413	(145,677)
	(17,212)	77,422

Depreciation & amortisation	73,955	85,075

Employee benefits (excluding share-based payments)	548,642	1,165,953

Expense of share-based payments	(7,395)	123,853

Doubtful debts	213,488	195,151

Legal costs	15,564	31,133

Half-year Financial Report 31 December 2012

5.             TRADE AND OTHER PAYABLES

	31 December	30 June
	2012	2012
	$	$

Trade creditors (i)	27,786	41,552
Unearned revenue (ii)	150,333	966,898
Other creditors	674,238	347,228
Trade and other payables	852,357	1,355,678

Terms and conditions

Terms and conditions relating to the above financial instruments:

(i)                           Trade creditors are non-interest bearing and are normally settled on 30 days terms.

(ii)                        Unearned income includes $120,932 (30 June 2012: $942,898) representing payments in advance from Medigen to commence the manufacture of PI-88 in accordance with the Exclusive License and Collaboration Agreement between Medigen and Progen.

6.             ISSUED CAPITAL

	31 December	30 June	31 December
	2012	2012	2011

a) Issued and paid up capital
	$	$	$
Ordinary shares fully paid	152,217,594	152,217,594	152,217,594

	Number of
b) Movements in shares on issue	Shares	$
At 1 January 2012	24,709,097	152,217,594
Shares issued	-	-
At 1 July 2012	24,709,097	152,217,594
Shares issued	-	-
At 31 December 2012	24,709,097	152,217,594

7.             SUBSEQUENT EVENTS

There were no significant events subsequent to the reporting date.

8.             CONTINGENT LIABILITIES AND ASSETS

There was no change in contingent liabilities or assets from those disclosed in the 30 June 2012 annual report.

Half-year Financial Report 31 December 2012

DIRECTORS’ DECLARATION

In the director’s opinion:

(a)

the attached financial statements and notes thereto comply with the Corporations Act 2001, Australian Accounting Standard AASB 134 Interim Financial Reporting, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

(b)

the attached financial statements and notes thereto give a true and fair view of the Group’s financial position as at 31 December 2012 and of its performance for the financial half-year ended on that date; and

(c)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors made pursuant to section 303(5) of the Corporations Act 2001.

On behalf of the directors.

Stuart James Chairman

Brisbane
27 February 2013

Tel: +61 7 3237 5999	Level 18, 300 Queen St
Fax: +61 7 3221 9227	Brisbane QLD 4000,
www.bdo.com.au	GPO Box 457 Brisbane QLD 4001 Australia

INDEPENDENT AUDITOR’S REVIEW REPORT

To the members of Progen Pharmaceuticals Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Progen Pharmaceuticals Limited, which comprises the statement of financial position as at 31 December 2012, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the disclosing entity and the entities it controlled at the half-year’s end or from time to time during the half-year.

Directors’ Responsibility for the Half-Year Financial Report

The directors of the disclosing entity are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the disclosing entity’s financial position as at 31 December 2012 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Progen Pharmaceuticals Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of Progen Pharmaceuticals Limited, would be in the same terms if given to the directors as at the time of this auditor’s report.

BDO Audit Pty Ltd ABN 33 134 022 870 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation (other than for the acts or omissions of financial services licensees) in each State or Territory other than Tasmania.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Progen Pharmaceuticals Limited is not in accordance with the Corporations Act 2001 including:

(a)                       giving a true and fair view of the consolidated entity’s financial position as at 31 December 2012 and of its performance for the half-year ended on that date; and

(b)                      complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

Emphasis of Matter

Without qualifying our conclusion, we draw attention to Note 2 in the half-year financial report which indicates that Progen Pharmaceuticals Limited incurred a net loss of $1,509,380 during the half-year ended 31 December 2012 and needs to raise additional funds to continue as a going concern. These conditions, along with other matters as set forth in Note 2, indicate the existence of a material uncertainty which may cast significant doubt about the consolidated entity’s ability to continue as a going concern and therefore, the disclosing entity may be unable to realise its assets and discharge its liabilities in the normal course of business.

BDO Audit Pty Ltd

A S Loots

Director

Brisbane, 27 February 2013

BDO Audit Pty Ltd ABN 33 134 022 870 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation (other than for the acts or omissions of financial services licensees) in each State or Territory other than Tasmania.